RECEIVED

2008 FEB -1 A 8:42

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

082-03470

28th January, 2008

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

[redacted]

08000516

SUPPL

Dear Sirs,

<u>Disclosure to the Members under Section 302 of the Companies Act, 1956</u>

We enclose, in terms of the Listing Agreement, three copies of the disclosure to the Members of the Company under Section 302 of the Companies Act, 1956.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.

PROCESSED
FEB 06 2008
THOMSON
FINANCIAL

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

ITC Limited

TO THE MEMBERS OF THE COMPANY

Disclosure under Section 302 of the Companies Act, 1956.

Abstract of variation in the terms of remuneration of the Wholetime Directors of the Company

The Board of Directors of the Company ('the Board') at its meeting held on 18th January, 2008 approved on the recommendation of the Compensation Committee, subject to the approval of the Members, modification in the terms of remuneration of the Wholetime Directors of the Company with effect from 1st October, 2007, for the residual period of their respective terms of appointment, as follows, keeping the current Consolidated Salary of the Wholetime Directors unchanged:-

<table>
<tr><th>Wholetime Director</th><th>Performance Bonus</th></tr>
<tr><td>Mr. Y. C. Deveshwar
(Chairman)</td><td>Not exceeding 200% of Consolidated Salary, payable annually for each financial year, as may be determined by the Board.</td></tr>
<tr><td>Mr. S. S. H. Rehman</td><td rowspan="3">Not exceeding 150% of Consolidated Salary, payable annually for each financial year, as may be determined by the Board.</td></tr>
<tr><td>Mr. A. Singh</td></tr>
<tr><td>Mr. K. Vaidyanath</td></tr>
</table>

Perquisites - Each Wholetime Director shall be entitled to perquisites like gas, electricity, water, furnishings, medical reimbursement and leave travel concession for self and family, club fees, personal accident insurance, sampling of the Company's products and services etc. in accordance with the Rules of the Company, the monetary value of such perquisites being limited to Rs. 10,00,000/- per annum, for the purposes of which limit perquisites shall be evaluated as per the provisions of the Income-tax Act / Rules wherever applicable, and in absence of any such provision, perquisites

shall be evaluated at actual cost. However, the following shall not be included in the aforesaid perquisite limit:-

(a) Rent free accommodation owned / leased / rented by the Company, or Housing Allowance in lieu thereof, as per the Rules of the Company.

(b) Contributions to Provident Fund and Superannuation Fund up to 27% of salary and contribution to Gratuity Fund up to 8.33% of salary, as defined in the Rules of the respective Funds, or up to such other limit as may be prescribed under the Income-tax Act and the Rules thereunder for this purpose.

(c) Use of chauffeur driven Company car and telecommunication facilities at residence (including payment for local calls and long distance official calls).

(d) Encashment of unavailed leave as per the Rules of the Company at the time of retirement / cessation of service.

(e) Long service award as per the Rules of the Company.

(f) Costs and expenses incurred by the Company in connection with joining / transfer / retirement as per the Rules of the Company.

The aggregate of the remuneration and perquisites / benefits, including contributions towards Provident Fund, Superannuation Fund and Gratuity Fund, payable to all Wholetime Directors of the Company taken together, shall be within the limits prescribed under the Companies Act, 1956 or any amendment or re-enactment thereof.

The respective Wholetime Directors are interested individually insofar as the same relates to variation in their remuneration.

Dated: 18th January, 2008.
Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary

END